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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            SUNRISE PRESCHOOLS, INC.
                            ------------------------
                                (Name of Issuer)

                          Common Stock Par Value $.01
                         ------------------------------
                         (Title of Class of Securities)

                                  867693-10-3
                                 --------------
                                 (CUSIP Number)

                     Buffy Owens, Sunrise Preschools, Inc.
              9128 E. San Salvador Dr., #200, Scottsdale, AZ 85258
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications) (602) 860-1611

                                January 7, 1997
             ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13

CUSIP No. 867693-10-3                                        Page 2 of __ Pages

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Barbara Louise Owens
        ###-##-####

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                            (b) [ ]
        Not Applicable

3       SEC USE ONLY

4       SOURCE OF FUNDS*
        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)      [ ]
        Not applicable

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S. Citizen


   NUMBER        7       SOLE VOTING POWER
     OF                  152,993
   SHARES
BENEFICIALLY     8       SHARED VOTING POWER
    OWNED                 -0-
     BY
    EACH         9       SOLE DISPOSITIVE POWER
 REPORTING               152,993
   PERSON
    WITH        10       SHARED DISPOSITIVE POWER
                         -0-

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        152,993

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*  [ ]
        Not Applicable

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.75%

14      TYPE OF REPORTING PERSON*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 867693-10-3                                                Page 3 of 4


ITEM 1       SECURITY AND ISSUER

The title of the class of equity securities to which this statement relates is the common stock, $.01 par value of Sunrise Preschools, Inc., a Delaware corporation. The principal executive offices of Sunrise are located at 9128 East San Salvador Drive, Suite 200, Scottsdale, Arizona, 85258.

ITEM 2       IDENTITY AND BACKGROUND

         (a) Barbara Louise Owens

         (b) Sunrise Preschools, Inc.
             9128 East San Salvador Drive, Suite 200
             Scottsdale, Arizona, 85258

         (c) Executive Vice-President
             Sunrise Preschools, Inc.
             9128 East San Salvador Drive, Suite 200
             Scottsdale, Arizona, 85258

             Sunrise Preschools, Inc. operates preschools that offer comprehensive child care services primarily for children ages six weeks to twelve years.

         (d) During the last five years, Ms. Owens has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Ms. Owens has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) United States citizen

ITEM 3       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Ms. Owens beneficially owns 5,443 shares of Common Stock and 147,550 shares of Common Stock issuable upon the exercise of stock options with purchase prices ranging from $.50 per share to $1.375 per share (the "Options").

All of the 5,443 shares of Common Stock beneficially owned by Ms. Owens were purchased with personal funds. Of these shares, 143 were purchased on November 6, 1995 for an aggregate purchase price of $143; 2,000 were purchased on June 16, 1995 at an aggregate purchase price of $3,500; 1,000 were purchased on November 11, 1988 at an aggregate price of $930; 2,100 shares were purchased on January 20, 1988 at an aggregate price of $3,990; and 200 shares were purchased on September 14, 1987 at an aggregate price of $600.

If, at some point in the future, Ms. Owens exercises some or all of the Options to purchase Common Stock, the funds used to make the purchase may come either from personal funds or through a bank loan.

CUSIP NO. 867693-10-3                                                Page 4 of 4


ITEM 4      PURPOSE OF TRANSACTION

The shares acquired are for the purposes of investment. Depending on Ms. Owens future evaluations of the business prospects of Sunrise, Ms. Owens may increase or decrease her investment in the Company by acquiring additional Common Stock, (through exercise of some or all of the Options, or by the purchase of shares on the open market), or by disposing of all or a portion of her Common Stock.

Except as set forth above in Item 3 or this Item 4, Ms. Owens has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5      INTEREST IN THE SECURITIES OF THE ISSUER

        (a) As of the date hereof, Ms. Owens beneficially owned, for purposes of Rule 13(d)(3) of the Securities and Exchange Act of 1934 (the "Act"), 152,993 shares of Common Stock, constituting 4.75% of the issued and outstanding shares of Common Stock (such amount includes 5,443 shares of Common Stock and 147,550 shares of Common Stock issuable upon the exercise of the Options.

        (b) Ms. Owens has the sole power to vote and dispose of 152,993 shares of Common Stock and Options.

        (c) Not applicable

        (d) Not applicable

        (e) On January 7, 1997, as a result of the issuance of additional shares of Common Stock by Sunrise Preschools, Inc., Ms. Owens ceased to be the beneficial owner of more than five percent of the company's Common Stock.

ITEM 6      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ms. Owens and any other person with respect to any securities of the Company including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7      MATERIAL TO BE FILED AS EXHIBITS

Not applicable

SIGNATURE

After reasonable inquiry and to the best of may knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:      2/20/97
           -----------------------------------------------


Signature: /s/ Barbara Louise Owens
           -----------------------------------------------

           Barbara Louise Owens
           Executive Vice-President
           SUNRISE PRESCHOOLS, INC.